UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39955

Mason Industrial Technology, Inc.

(Exact name of registrant as specified in its charter)

110 East 59th Street

New York, New York

(212) 771-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant to purchase one share of Class A common stock

Class A common stock, par value $0.0001 per share

Redeemable warrants exercisable for one share of Class A common stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant to purchase one share of Class A common stock: 0 holders

Class A common stock, par value $0.0001 per share: 0 holders

Redeemable warrants exercisable for one share of Class A common stock at an exercise price of $11.50 per share: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 Mason Industrial Technology, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Mason Industrial Technology, Inc.

By:	/s/ Michael G. Cutini
	Name:	Michael G. Cutini
	Title:	General Counsel

Date: March 1, 2023